July 1, 2024

VIA E-mail

Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
1201 West Peachtree Street, Suite 2900
Atlanta, GA 30309

        Re:    Booster Income Opportunities Fund
               File Nos. 333- 279809, 811-23966

Dear Mr. Davis and Ms. Boyle:

        On May 30, 2024, you filed a registration statement on Form N-2 on behalf of Booster
Income Opportunities Fund (the    Fund   ). We have reviewed the registration
statement and have
provided our comments below. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

General

   1. Please advise whether you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

   2. Please advise if you have submitted or expect to submit an exemptive application or no-
          action request in connection with the registration statement.

   3. We note that portions of the registration statement are incomplete. A full financial
          review (e.g., seed financial statements, auditor   s report, consent)
must be performed
          prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

   4. Please advise whether the Fund expects a significant portion of its assets (e.g., 25%) to be exposed to a single counterparty or issuer. If so, we may have further comment.
 Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
July 1, 2024
Page 2


Cover Page

   5.    The disclosure appears to use the terms    structured notes    and
structured products
         interchangeably. Please use the term    structured notes
consistently.

Investment Strategy, page 1

   6. The prospectus does not include much discussion of the assets underlying the structured notes. Please expand on this disclosure, including, for example, whether the underlying asset might be an index, corporate issuer, or both; any focus on a particular industry;
         and any focus on particular capitalization ranges, geographic locations, or credit quality.

Investment Adviser, page 2

   7. Please disclose who controls the Adviser, the basis of that control, and the general
         nature of that person   s business. See Items 9 and 20 of Form N-2.

Repurchases of Shares, page 4

   8. Disclosure states that each shareholder will have the right to require the Fund to
         purchase at least 5% of such shareholder   s shares in each quarterly
repurchase offer.
         Please revise this disclosure to explain more clearly how shareholders will have this right, how they may exercise it, and how it will be done in accordance with Rule 23c-3 under the 1940 Act.

Use of Leverage by the Fund, page 5

   9. Please specify in the disclosure the degree to which you currently expect to employ leverage, including whether this would entail borrowings, financial leverage, or both.

Derivatives Risk, page 7

   10. Please disclose in the strategy section what derivatives are contemplated to be used and for what purposes.

Summary of Fund Expenses, page 8

   11. Please present the incentive as zero in the initial fiscal year and delete the reference in the footnote to estimating the incentive fee for the initial fiscal year.
 Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
July 1, 2024
Page 3


Use of Proceeds, page 9

   12. Please disclose how long it is expected to take to fully invest proceeds in accordance
         with the Fund   s investment objectives and policies, and the reasons
for any anticipated
         lengthy delay (that is, more than 3 months) and the consequences thereof.

Subsidiaries, page 11

   13. Please confirm in correspondence that the Subsidiaries and their boards of directors will
         agree to inspection by the staff of the Subsidiaries    books and
records, which will be
         maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Inflation/Deflation Risk, page 17

   14.   Please update the first sentence of the final paragraph of this risk
factor, which doesn   t
         appear consistent with recent statements from the Federal Reserve, or advise as to the source of this information.

Investment Adviser, page 19

   15. Please revise the last paragraph, which appears to assume that the Fund is already reporting.

Management and Incentive Fees, page 19

   16. Please include examples demonstrating the operation of the incentive fee in an amendment. In addition, please provide the examples in the correspondence response.

Repurchase Amounts and Payment of Proceeds, page 24

   17. Disclosure in the second paragraph of this subsection indicates that the Fund intends to give priority to shares tendered in connection with required minimum distributions.
         Please remove this disclosure or advise how it complies with Rule 23c-3(b)(5).

Anti-Takeover and Other Provisions in the Declaration of Trust, page 28

   18. We note the last sentence in the first paragraph of this subsection. The Declaration of
         Trust does indeed appear to contain provisions requiring super-majority votes in the case of certain extraordinary transactions. Please revise this disclosure accordingly.

   19. We note that Delaware does not appear to have a control share acquisition statute specifically applicable to the Fund. As such, please disclose in the prospectus that the
         Fund   s organizational documents contain control share acquisition provisions and state
         that recent federal and state court precedent has found that such control share
 Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
July 1, 2024
Page 4


         acquisition provisions are not consistent with the 1940 Act. Also disclose in the prospectus that the no-action position expressed in the Staff Statement on Control Share
         Acquisition Statutes, dated May 27, 2020, does not extend to the Fund s specific circumstances (i.e., a closed-end fund organized in a state that does not have a control share acquisition statue specifically applicable to the fund).

Plan of Distribution, page 28

   20. Disclosure elsewhere indicates that there will be no sales load in this offering, while this section discloses that there will be a sales load. Please reconcile these conflicting disclosures.

Independent Registered Public Accounting Firm, page 31

   21.   Please provide the name of the Fund   s independent registered public
accounting firm in
         correspondence.

Statement of Additional Information

Investment Objective, page 1

   22. This section appears to state a different objective from that disclosed in the prospectus.
         Please reconcile these conflicting disclosures.

Short Sales, page 8

   23. Please advise as to the extent to which the Fund expects to be engaging in short selling, or consider removing this disclosure.

Portfolio Turnover, page 10

   24.   Please change the reference in this section to the Sub-Adviser.

Repurchase Offer Policy Summary of Terms, page 11

   25. Disclosure in the prospectus states that there will be no repurchase fee, while disclosure here indicates that there will be. Please reconcile these conflicting disclosures.

Board Committees, page 19

   26.   There does not appear to be a description of the    Valuation
Committee    in this
         subsection. Please advise.
 Terrence Davis, Esq. & Tanya Boyle, Esq.
DLA Piper, LLP
July 1, 2024
Page 5


The Sub-Adviser, page 23

      27. Please file the sub-advisory agreement as an exhibit to the registration statement.

Part C     Other Information

Item 34. Undertakings

      28.    Please conform undertakings 4(e) and 6 to those appearing in Form
N-2.

                                           *    *   *    *   *

       We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

       A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments.
Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

        We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions, please contact me at (202) 551-3503.

                                                         Sincerely,

                                                         /s/ David L. Orlic

                                                         David L. Orlic
                                                         Senior Counsel



cc:         Michael J. Spratt, Assistant Director, U.S. Securities and Exchange
Commission
            Jennifer B. McHugh, Senior Special Counsel, U.S. Securities and
Exchange Commission